Exhibit 99.59

GREENBROOK TMS ANNOUNCES DATES FOR ITS FOURTH Quarter AND YEAR END
2019 Financial Results

January 14, 2020 - Toronto, ON - Greenbrook TMS Inc. (TSX: GTMS) (“Greenbrook” or the “Company”) will release its 2019 fourth quarter and year end operational and financial results after market hours on March 10, 2020.

Fourth Quarter 2019 Conference Call Details

Bill Leonard, President and Chief Executive Officer and Erns Loubser, Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on March 11, 2020 to discuss the financial results for the quarter.

Dial in Numbers:

Toll Free North America: 1-866-521-4909

Toronto: 647-427-2311

Webcast:

For more information or to listen to the call via webcast, please visit:

https://www.greenbrooktms.com/investors/events.htm

Conference Call Replay

Toll Free (North America): 1-800-585-8367

Toronto: 416-621-4642

Passcode: 5674294

The conference call replay will be available from 1:00 p.m. (Eastern Time) on March 11, 2020, until 23:59 p.m. (Eastern Time) on April 11, 2020.

About Greenbrook TMS Inc.

Operating through 119 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”), an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 320,000 TMS treatments to over 9,000 patients struggling with depression.

For further information please contact:

Erns Loubser

Chief Financial Officer, Treasurer and Corporate Secretary

Greenbrook TMS Inc.

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867